[PhotoMedex Letterhead]

December 1, 2008

VIA EDGAR AND FEDERAL EXPRESS

Kevin Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Preliminary Proxy Statement of PhotoMedex, Inc. (the “Company”) Filed on October 2, 2008
File No. 0-11635

Dear Mr. Vaughn:

This letter responds to your letter dated October 28, 2008, which set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement filed on October 2, 2008 (File No. 0-11635) (the “Preliminary Proxy”). For your convenience, we have included each of the Staff’s comments in bold before the corresponding response. The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs in your letter dated October 28, 2008.

Where indicated below, the Company will include changes to the respective disclosure in its revised Preliminary Proxy Statement (the “Revised Preliminary Proxy”), which the Company is filing contemporaneously with this response letter. In an effort to respond to the Staff’s comments, enclosed herewith are three courtesy copies of the following: (i) this letter as filed via EDGAR, (ii) a clean version of the Revised Preliminary Proxy as filed via EDGAR, and (iii) a marked version of the Revised Preliminary Proxy as compared to the Preliminary Proxy.

We note that the Staff’s comments, and our responses below, are directed to the disclosure in the Preliminary Proxy, which disclosure included interim financial statements of the Company and Photo Therapeutics Group Limited (“Photo Therapeutics”) for the six-month periods ended June 30, 2007 and June 30, 2008, respectively. The Revised Preliminary Proxy contains interim financial statements of the Company and of Photo Therapeutics for the now-available nine-month periods ended January 1, 2007 to September 30, 2007 and January 1, 2008 to September 30, 2008, respectively. These nine-month statements will reflect substantially the same revisions as the six-month statements contained in the Preliminary Proxy, although minor changes have been made where necessary to account for changes in operative facts.

Pursuant to your letter dated October 28, 2008, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

/s/ Dennis M. McGrath

Dennis M. McGrath
Chief Financial Officer

cc:	Davis Woodward, Esq.
Brian C. Miner, Esq.

Dennis M. McGrath
December 1, 2008

Annex C. Information Regarding PhotoMedex, Inc.

Consolidated Statement of Operations, page C-38

1.
We note from pages C-17 and C-29 that you classify reserves for warranties on your lasers in operating expenses rather than as a component of cost of sales. Please revise your consolidated statement of operations here and on pages C-72 and C-73 to report these warranty charges as a component of cost of sales or tell us why you believe your current presentation is appropriate. Please also revise future filings as appropriate to correct the classification of these reserves.

Response: We expressly provide a standard warranty that is broadly applicable to all buyers of our lasers. The length and terms of the warranty coverage provided to our customers are governed more by competitive forces than product costs, failure rates, or manufacturing/replacement challenges. In fact, the actual costs associated with our standard warranty are immaterial to our income statement and operations, averaging less than 0.2% of revenues in the last 4 years. We provide a much more robust product warranty than we are required under any specific legal requirement. We do this as a means of building product loyalty, brand recognition, and distinctive competitive differentiation. We believe our lasers are best in class, solid-state reliable devices. Consequently, we view the robust standard warranty program as a selling tool and manage it accordingly.

Like other sales-related obligations, we accrue the costs associated with this program at the time of sales recognition since the costs for servicing the warranty are reliably estimated. Included in the standard warranty is preventive maintenance. This element of the program was crafted to build brand recognition and customer loyalty rather than as a factor driven by product failure rate. It is a means of having additional opportunities to interface with the customer without the appearance of a sales call, but with sales support intent.

We thus believe that warranty costs are a selling expense and believe they are appropriately characterized as such in our statement of operations. We have consistently reported them as a component of operating expenses in our filings. Such continued reporting is consistent with our last communication with the Securities and Exchange Commission (“SEC”) on this matter as indicated in our response to the SEC review comment #6 of the August 2, 2004 and SEC review comment #26 of the October 6, 2004 letter. We do not cite this as binding precedent, but only for the fact that the SEC was satisfied with our reasoning then and the facts and circumstances since that time remain unchanged.

The significance of warranty costs to our statement of operations was not material then, and has become less so now. Our reasoning for recording them as a selling expense remains unchanged since our last communication with the SEC on this matter. We propose therefore that we will continue to monitor warranty costs as a matter of significance to our operations and also as to characterization in our financial statements and will revise the classification in future filings, if appropriate.

Notes to Consolidated Financial Statements, page C-41

Note 9. Long-term Debt, page C-55

2.
We note here and on page C-86 that you expect to make future minimum payments totaling approximately $11.4 million and $10.5 million as of December 31, 2007 and June 30, 2008, respectively, for the draw-downs under your credit facility with CIT. Please tell us and revise your note here and on page C-86 to explain how these total minimum payments reconcile to the $10.1 million and $9.4 million of total borrowings recorded under this credit facility as of December 31, 2007 and June 30, 2008, respectively. Please also reconcile for us the amounts presented on page C-55 and the amounts presented on page 57 of your Form 10-K for the fiscal year ended December 31, 2007.

Response: The difference between the future minimum payments and the total borrowings recorded under the credit facility at December 31, 2007 is the interest payable on the borrowings. We have revised the note accordingly and will do so in future filings. The disclosure is now presented as set forth in Note 9 on page C-55 of the Revised Preliminary Proxy.

Dennis M. McGrath
December 1, 2008

With regard to page C-55, the difference between the future minimum payments and the total borrowings recorded under the credit facility at December 31, 2007 is the interest payable on the borrowings and the warrants that are discounted against total borrowings. We have revised the note accordingly and will do so in future filings. The disclosure is now presented as set forth in Note 9 on page C-55 of the Revised Preliminary Proxy.

With regard to page C-86, the difference between the future minimum payments and the total borrowings recorded under the credit facility at June 30, 2008 is the interest payable on the borrowings and the warrants that are discounted against total borrowings. We have revised the note accordingly and have done so in the Form 10-Q for the third quarter of 2008 and will do so in future filings. The disclosure is now presented as set forth in Note 9 on page C-87 of the Revised Preliminary Proxy.

With regard to page to page 57 of Form 10-K for the fiscal year ended December 31, 2007, the difference between the obligation amounts by year between page C-55 of the proxy statement and page 57 of the Form 10-K is the interest on the borrowings. We have revised the note accordingly and will do so in future filings. It is now presented as set forth in Note 9 on page C-55 of the Revised Preliminary Proxy.

Note 12. Stockholders’ Equity, page C-57

-Common Stock Warrants, page C-61

3.
Please revise this note here and in future filings to disclose the valuation methodology used to value the warrants issued during the reporting periods presented and the underlying assumptions utilized in the valuation model.

Response: The warrants are treated as a discount to the debt under the credit facilities and as such, we have disclosed the valuation methodology in the long-term debt note. In Note 9, at page C-55, the disclosure states: “The warrants were valued under the Black-Scholes method.” We have revised the note accordingly and will do so in future filings. The disclosure is now presented as set forth in Note 9 on page C-55 of the Revised Preliminary Proxy.

Note 14. Significant Alliances/Agreements, page C-65

4.
We note that you entered into a license arrangement with AzurTec, a license arrangement with MD Lash Factor, and a license arrangement with Mount Sinai School of Medicine of New York. Please revise this note here and in future filings to disclose the key terms of these arrangements including the amount that you paid to obtain these license arrangements and the amount of royalties to be paid under these arrangements, if any. Please also disclose the amount of royalties already paid under each arrangement for each reporting period presented, as applicable.

Response: We have revised the note here and will do so in future filings to disclose the key terms of these license arrangements. We had introduced the key terms of each arrangement when we first disclosed the relationship, and then updated as we thought necessary. We shall amplify the disclosure by reiterating the key terms whenever an update to the prior disclosure is made. The disclosure will be as set forth in Note 14 on page C-65 of the Revised Preliminary Proxy.

5.
Further to the above, we note that you entered into a sale and marketing arrangement with GlobalMed and an OEM arrangement with AngioDynamics. If material, please revise this note here and in future filings to disclose the amount of sales that you have recognized under these arrangements for each reporting periods presented.

Response: We will revise this note and in future filings to disclose the amount of sales that were recognized under the arrangements for each reporting period presented, for as long as the particular arrangement is material to the Company. The disclosures for this filing will be as set forth in Note 14 on page C-65 of the Revised Preliminary Proxy.

Dennis M. McGrath
December 1, 2008

Unaudited Condensed Financial Statements, page C-71

-Consolidated Statements of Cash Flows, page C-74

6.
We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 since your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by paragraph 28 of SFAS 95. Please revise or advise.

Response: We have revised the presentation accordingly and have adopted it in our Form 10-Q for the third quarter of 2008 and will do so in future filings. The disclosure for the proxy and for the Form 10-Q is now presented as set forth on page C-75 of the Revised Preliminary Proxy.

Pro Forma Financial Information, page C-91

7.
You state that any expenses incurred by Photo Therapeutics on behalf of the parent company in connection with the consummation of this acquisition are not eliminated and that you reflect these expenses as an accounts receivable from the parent company. You further disclose that this receivable was $411,332 as of June 30, 2008. Please revise your notes to disclose where you recorded this line item within your June 30, 2008 pro forma balance sheet.

Response: Deal expenses incurred through June 30, 2008 amounted to £206,242 (translated at $411,332 as of June 30, 2008) and £247,158 (translated at $449,197 as of September 30, 2008). Photo Therapeutics Ltd. incurred these expenses on behalf of the parent company; these expenses are reflected in “Debtors.” The disclosure will read as set forth in the last paragraph on page C-94 of the Revised Preliminary Proxy.

Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2007, page C-93

8.
With a view toward disclosure, please revise your filing to clearly explain that you included the surgical services segment, which you reported as a discontinued operations as of and for the six months ended June 30, 2008, as part of your loss from continuing operations within Photomedex, Inc.’s historical statement of income for the year ended December 31, 2007.

Response: With respect to the footnote disclosure to the unaudited pro forma consolidated statement of income for the year ended December 31, 2007, on page C-93 of the Preliminary Proxy, please see the asterisked note to the statement of operations for 2007 on page C-96 of the Revised Preliminary Proxy.

With respect to the footnote disclosure to the unaudited pro forma consolidated statement of income for the nine months ended September 30, 2008, on page C-94 of the Preliminary Proxy, please see the asterisked note to the statement of operations for the nine months ended September 30, 2008 on page C-97 of the Revised Preliminary Proxy.

Unaudited Pro forma Consolidated Statement of Income for the Six Months Ended June 30, 2008, page C-94

9.
Further to the above, please revise the presentation in the pro forma statement of income for the six months ended June 30, 2008 to only include the portion of Photomedex’s income statement through the line item “income from continuing operations.” Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: We concur. Please see page C-97 of the Revised Preliminary Proxy.

Dennis M. McGrath
December 1, 2008

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page C-95

Note 1. Purchase Price, page C-95

10.
We note from footnote (a) and page C-91 that you expect the acquisition costs to total approximately $2 million. However, we note from your tabular presentation of the purchase consideration and from adjustment BS (c) on page C-96 that you increased the preliminary estimate of the purchase price by only $1.5 million for acquisition costs. Please reconcile.

Response: As of June 30, 2008, the deemed acquisition date, the Company had incurred $552,374 of acquisition costs, but as of August 4, 2008, when the Company entered into agreements with Photo Therapeutics and Perseus Partners VII, L.P. (“Perseus”), the Company had incurred approximately $1.5 million in acquisition costs. Our view was that we should use the costs incurred as of August 4, 2008, for we were ascribing fair values to the convertible debt and warrants that were based on parameters after the deemed acquisition date, namely August 4, 2008. We noted that we expected to incur, but had not yet incurred, further acquisition costs by the closing date of the transaction, and at that time, the cumulative or total capitalized acquisition costs were expected to be approximately $2 million. We did this to prevent a misinterpretation that the acquisition costs were substantially complete as of the pro forma statement. We propose to clarify in Note (a) that the $2 million was a cumulative number, estimated for closing, and will do so as set forth Note (a) to the table in Note 1, Purchase Price, on page C-98 of the Revised Preliminary Proxy.

11.
Please revise your notes to the pro forma financial statements to separately break-out the estimated amounts allocated to patents, developed technology, trademarks and customer relationships. Please also revise to disclose the nature of the technology intangible asset.

Response: The break-out of the specifically identified and preliminarily valued intangibles is as set forth in the table to Note 1, Purchase Price, found on page C-98 of the Revised Preliminary Proxy. We also break out these intangibles at Entry BS(c) on page C-99 and at Entries PL(b) and PL(c) on page C-100 of the Revised Preliminary Proxy.

The developed technology enables the patents for hand-held LED devices to be efficiently reduced to practice and is a direct outgrowth of the patent rights.

Note 2. Third Party Investment in the Company to Finance the Acquisition, page C-96

12.	Please revise this note to disclose how you determined the volatility and risk free rate utilized in the Black Scholes model for the warrants issued in connection with this financing.

Response: We determined the volatility of the warrants to be issued to Perseus under a mirror approach that we use to value our other warrants as well. As to the life of the warrants, our experience has been that most warrants are exercised, if exercised at all, towards the end of their contractual life. Since the warrants will have a contractual life of 8 years after the closing, we determined the volatility of the stock for the 8 years preceding an assumed issuance date of September 17, 2008. The historical volatility over the previous 8 years was 82.41%; for the Black Scholes model we use to value the warrants, we thus ascribed a volatility of 82.41% for the 8 years to follow the grant date.

The risk-free rate utilized in the Black Scholes model was based on the T-bill rates that had maturities that most closely tracked to the expected life of the warrants. There was no quoted T-bill rate for 8 years, so we used the next available T-bill rate, i.e. for 7 years. That rate was 0.03332.

Dennis M. McGrath
December 1, 2008

The revised note will read as set forth in Note 2, Third party investment in the Company to finance the acquisition, on page C-99 of the Revised Preliminary Proxy.

13.
Please revise this note to explain the amortization period that you are amortizing the discount for the warrants, stock, and beneficial conversion feature over and how you determined this amortization period.

Response: We are amortizing the discount for the warrants, stock and beneficial conversion feature over the life of the convertible notes, namely 5 years. We had no objective evidence that the notes would be converted before maturity, nor did we have objective evidence that circumstances would be such as to make an extension of the notes in the best interest of the obligor and the obligee.

The revised note will read as set forth in Note 2, Third party investment in the Company to finance the acquisition, on page C-99 of the Revised Preliminary Proxy.

14.
We note from here and the pro forma balance sheet on page C-92 that you recorded the $18 million convertible debt to be issued to the investor net of a $5.5 million discount, which is comprised of a $2.7 million discount related to the stock and warrants and a $2.8 million discount related to the beneficial conversion feature. However, we note from adjustment BS(a) that you disclose that the aggregate discount for the $18 million convertible notes to be $3.5 million. Please revise or advise.

Response: The original disclosure was a typo; Entry BS(a) should reflect a discount of $5.5 million. The note will read as set forth in Note 3, Pro Forma Adjustments, at Entry BS(a) on page C-99 of the Revised Preliminary Proxy.

Note 3. Pro Forma Adjustments, page C-96

15.	Reference is made to adjustment PL(c). Please explain in more detail to us why you did not give effect to the intended reverse stock split within your pro forma financial statements.

Response: We elected to use shares outstanding on an historical basis, and thus use figures with which our investors were familiar, rather than to continue the pro forma to its logical end, and thus show the number of shares after giving effect to the reverse split, which was a necessary condition to the financing to be provided by Perseus. Nevertheless, we offered supplemental disclosure to be clear to the investor that no effect was being given to the reverse split.

On the other hand, we can as easily give effect to the reverse split on the face of the pro forma profit and loss statement, but would want, by the same token, to offer compensating disclosure in the footnote as to what the loss per share would have been, had the reverse split not been given effect.

We shall revise the table and the note PL(c) to reflect the reverse split in computing loss per share on a pro forma basis, and will include disclosure on what loss per share would have been, had the reverse split not been given effect. The pro forma statement of operations for the year ended December 31, 2007 will be presented in the same manner as the statement of operations for the nine months ended September 30, 2008, as set forth in the response to Comment #9. Note PL(c) will read as set forth in Note 3, Pro Forma Adjustments, on page C-100 of the Revised Preliminary Proxy.

Annex D. Information Regarding Photo Therapeutics Group Limited, page D-1

Independent Auditors’ Report, page D-19

16.
We note here and on page D-43 that Photo Therapeutics Group Limited’s financial statements as of and for the year ended December 31, 2007 and 2006 were audited in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. Please obtain and include revised audit reports that comply with Article 2-02 of Regulation S-X and Release 34-49708 which indicate that any audited financial statements that you file with the Commission must be audited in accordance with US generally accepted auditing standards (US GAAS), or in compliance with the standards of the Public Company Accounting Oversight Board (United States), as appropriate.

Response: We have followed the guidance you provided in your letter of November 12, 2008. The financial statements for Photo Therapeutics have been characterized as “unaudited.” The auditor’s reports that were prefixed to the financial statements for 2006 and 2007 have been removed. See generally pages D-12 to D-25 of the Revised Preliminary Proxy for 2007, and pages D-26 to D-37 for 2006.

Dennis M. McGrath
December 1, 2008

U.S. GAAP Reconciliation, page D-61

17.
Further to the above, we note that the US GAAP reconciliation disclosures on page D-61 appear to be separate from the audited financial statements. Please revise the financial statements for each of the years ended December 31, 2007 and 2006 to include the US GAAP reconciliation as a footnote to the audited financial statements. Refer to the guidance in Item 17(c) of Form 20-F and International Reporting and Disclosure issues in the Division of Corporation Finance Dated November 1, 2004 found at our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P384_58406.

Response: We have followed the guidance you provided in your letter of November 12, 2008. The financial statements for Photo Therapeutics for the years ended December 31, 2006 and December 31, 2007 and the interim financial statements for the nine-month periods ended September 30, 2007 and September 30, 2008 have footnotes that will reconcile in tabular form the material differences between UK GAAP and US GAAP.

The reconciliation for 2007 is set forth in Note 22, Reconciliation from UK GAAP to US GAAP, on pages D-24 and D-25 of the Revised Preliminary Proxy. The reconciliation for 2006 is set forth in Note 22, Reconciliation from UK GAAP to US GAAP, on pages D-36 and D-37 of the Revised Preliminary Proxy.

The reconciliations for the nine-month periods are presented in response to Comment #18.

18.
It appears that you included Photo Therapeutics Group Limited’s (PTL) financial statements as of and for the six months ended June 30, 2008 and 2007 to meet the updating requirements of Item 8(A)(5) of Form 20-F. However, it does not appear that the aforementioned interim financial statements include selected note disclosures that will provide an explanation of events and changes that are significant to an understanding of the changes in financial position and performance of the PTL since December 31, 2007. Please revise or advise.

Response: We have supplied selected notes for the nine month periods ended September 30, 2008 and 2007, on pages D-39 to D-44 of the Revised Preliminary Proxy. These selected notes include a reconciliation from UK GAAP to US GAAP. The reconciliation is at Note 5, Reconciliation from UK GAAP to US GAAP, on pages D-42 to D-44.